Exhibit 99.1

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(in United States Dollars, unless otherwise stated)

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)

	June 30	December 31
	2012	2011
As at		(Note 3)

ASSETS
Current assets
Cash and cash equivalents (Note 5)	$56,025	$179,444
Receivables	67,728	64,523
Investments (Note 6)	6,869	7,588
Inventories (Note 7)	165,937	137,091
Prepaids and deposits	6,052	6,204
Assets held for sale (Note 4 and 18)	232,203	142,276
	534,814	537,126

Non-current assets
Long-term ore in process inventory (Note 7)	53,005	51,238
Investments (Note 6)	185	290
Other long-term assets	62,813	60,576
Property, plant and equipment & mining interests (Note 8)	2,032,105	2,032,800
Intangible assets (Note 4)	55,235	21,835
Goodwill	475,214	475,214
	$3,213,371	$3,179,079

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$118,255	$138,478
Current income tax liability	10,516	3,635
Derivative liabilities	5,280	6,610
Current portion of long-term debt and equipment financing obligations (Note 9)	4,984	5,056
Current portion of other long-term liabilities	-	800
Current portion of provisions	8,806	10,614
Liabilities associated with assets classified as held for sale (Note 4 and 18)	61,555	59,267
	209,396	224,460

Non-current liabilities
Long-term debt and equipment financing obligations (Note 9)	288,638	217,251
Option component of convertible senior notes	24,265	20,081
Other long-term liabilities	524	4,064
Provisions	33,889	38,650
Derivative liabilities	819	3,910
Deferred income tax liability	379,301	429,525
	936,832	937,941

SHAREHOLDERS' EQUITY
Capital stock (Note 10)	2,303,817	2,301,419
Contributed surplus	47,337	45,232
Deficit	(70,753)	(94,190)
Accumulated other comprehensive loss	(3,862)	(11,323)
	2,276,539	2,241,138
	$3,213,371	$3,179,079

Events after the reporting period (Note 18)

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
		(Note 4)		(Note 4)

Revenue from mining operations	$81,141	$112,904	$174,549	$183,217

Cost of sales (Note 11):
Production costs, excluding amortization & depletion	35,272	32,398	64,463	51,391
Refining costs	441	573	861	934
Amortization and depletion	17,943	13,255	30,992	24,192
Total cost of sales	53,656	46,226	96,316	76,517

General and administrative	10,777	9,237	24,294	16,839
Exploration and business development	1,031	9,159	1,672	10,101
Impairment charge (Note 8)	1,537	-	1,537	-
Earnings from operations	14,140	48,282	50,730	79,760

Finance costs	(380)	(728)	(812)	(1,350)
Foreign exchange gain / (loss)	7,152	(469)	(7,373)	(954)
Other income / (expense) (Note 12)	6,776	1,880	(5,658)	2,504
Earnings before income taxes	27,688	48,965	36,887	79,960

Deferred income tax expense / (recovery)	2,392	(1,877)	(5,422)	(1,158)
Current income tax expense (Note 13)	10,349	21,983	21,970	32,685
	12,741	20,106	16,548	31,527

Net earnings from continuing operations	$14,947	$28,859	$20,339	$48,433
Net earnings / (loss) from discontinued operations (Note 4)	7,137	(4,336)	3,098	(12,124)

Net earnings	$22,084	$24,523	$23,437	$36,309

Earnings per share (Note 14)
Basic earnings per share from continuing operations	$0.05	$0.17	$0.07	$0.32
Basic earnings / (loss) per share from discontinued operations	0.03	(0.02)	0.01	(0.08)
Basic earnings per share	$0.08	$0.15	$0.08	$0.24

Diluted earnings per share from continuing operations	$0.02	$0.17	$0.07	$0.32
Diluted earnings / (loss) per share from discontinued operations	0.02	(0.02)	0.01	(0.08)
Diluted earnings per share	$0.04	$0.15	$0.08	$0.24

Weighted average shares outstanding (Note 14)
Basic	282,071,487	167,826,738	282,010,497	153,541,571
Diluted	297,606,655	168,355,465	282,742,240	154,121,015

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011

Net earnings	$22,084	$24,523	$23,437	$36,309

Other comprehensive (loss) / income:
Unrealized loss on investments	(34)	(1,164)	(39)	(1,203)
Reclassification of realized gains on investments	-	(2,471)	-	(2,471)
Unrealized (loss) / gain on derivatives designated as cash flow hedges	(2,440)	(333)	3,399	1,076
Reclassification of realized losses / (gains) on cash flow hedges to earnings	1,213	(915)	1,795	(1,562)
Foreign exchange loss on translation of discontinued operations (Note 4)	(2,043)	-	(480)	-
Reclassification of foreign exchange loss on translation to earnings (Note 4)	2,199	-	2,199	-
Tax effect	587	-	587	-
Total other comprehensive (loss) / income	(518)	(4,883)	7,461	(4,160)
Comprehensive income	$21,566	$19,640	$30,898	$32,149

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
		(Note 4)		(Note 4)

OPERATING ACTIVITIES
Net earnings from continuing operations	$14,947	$28,859	$20,339	$48,433
Payment of provisions	(2,635)	-	(4,115)	(1,031)
Items not affecting cash (Note 15)	9,998	19,922	43,217	33,551
Change in non-cash operating working capital (Note 15)	(9,977)	11,986	(10,860)	25,804

Operating cash flows from continuing operations	12,333	60,767	48,581	106,757

INVESTING ACTIVITIES
Acquisition of Capital Gold Corporation, net of cash acquired	-	(54,105)	-	(54,105)
Proceeds from disposition of Australian operations, net of cash sold (Note 4)	44,755	-	44,755	-
Purchase of investments	-	-	-	(250)
Sale of investments	-	5,464	7,381	5,464
Expenditures on property, plant and equipment, mining interests and intangible assets	(140,621)	(32,954)	(280,823)	(59,540)

Investing cash flows from continuing operations	(95,866)	(81,595)	(228,687)	(108,431)

FINANCING ACTIVITIES
Repayment of equipment financing obligations	(1,972)	(1,383)	(3,666)	(2,418)
Proceeds from long-term debt and equipment financing obligations	44,191	10,000	72,292	10,000
Payment of financing fees on long-term debt	(1,877)	-	(1,877)	-
Proceeds from exercise of stock options	148	2,361	547	2,384

Financing cash flows from continuing operations	40,490	10,978	67,296	9,966

Impact of foreign exchange on cash	(2,241)	613	(1,131)	1,773

Net (decrease) / increase in cash and cash equivalents from continuing operations	(45,284)	(9,237)	(113,941)	10,065
Net decrease in cash and cash equivalents from discontinued operations (Note 4)	(11,824)	(7,715)	(9,478)	(21,088)

Cash and cash equivalents, beginning of period	113,133	119,071	179,444	113,142
Cash and cash equivalents, end of period	$56,025	$102,119	$56,025	$102,119

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)

	June 30	June 30
For the six months ended	2012	2011

Capital stock
Balance, beginning of period	$2,301,419	$881,960
Shares issued on acquisition of Capital Gold Corporation	-	347,725
Shares issued as payment for acquisition-related services	-	2,704
Shares issued through employee share purchase plan	893	339
Shares issued on redemption of deferred share units	278	-
Shares issued for cash pursuant to exercise of stock options	547	2,384
Fair value of share-based compensation	680	3,295
Balance, end of period	$2,303,817	$1,238,407

Contributed surplus
Balance, beginning of period	$45,232	$23,080
Options issued on acquisition of Capital Gold Corporation	-	5,206
Fair value of deferred share units redeemed	(278)	-
Fair value of share-based compensation	(680)	(3,295)
Share-based compensation	3,063	2,353
Balance, end of period	$47,337	$27,344

Deficit
Balance, beginning of period	$(94,190)	$(271,042)
Net earnings	23,437	36,309
Balance, end of period	$(70,753)	$(234,733)

Accumulated other comprehensive (loss) / income
Balance, beginning of period	$(11,323)	$9,662
Other comprehensive income / (loss)	7,461	(4,160)
Balance, end of period	$(3,862)	$5,502

Total shareholders' equity	$2,276,539	$1,036,520

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development, exploration, and acquisition of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated August 10, 2012.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 prepared in accordance with IFRS as issued by the IASB.

3.	Business combinations

On October 26, 2011 (the “acquisition date”), the Company completed the acquisition of Northgate Minerals Corporation (“Northgate”), whereby the Company acquired all of the issued and outstanding common shares of Northgate. Subsequent to the acquisition, Northgate amalgamated into AuRico Gold Inc. For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. As part of the acquisition, the Company acquired the Young-Davidson mine in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada. The results of Northgate, which include its wholly-owned subsidiaries, have been consolidated with the results of the Company commencing on October 26, 2011.

Total consideration paid of $1,049,337, including 3,183,000 replacement options, was calculated as follows:

Common shares issued	$1,030,046
Fair value of options issued	16,555
Change of control payments	2,597
Fair value of phantom share units issued	139
$1,049,337

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values are being determined based on independent appraisals, discounted cash flows, and quoted market prices.

The preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair values, is shown below. The final valuations of property, plant and equipment and mining interests, receivables and other long-term assets, which may impact the amount allocated to goodwill and the deferred income tax liability, are not yet complete due to the inherent complexity associated with the valuations and the finalization of tax accounting. This is a preliminary purchase price allocation and therefore continues to be subject to adjustment over the period to completion of the valuation process and analysis of resulting tax effects.

During the first six months of 2012, the Company made certain adjustments and reclassifications to the preliminary allocation of the purchase price that was first disclosed in the fourth quarter of 2011 based on facts and circumstances that existed at the acquisition date. The fair value of the consideration included in the definitive agreement between the Company and Crocodile Gold Corporation (“Crocodile Gold”) for the sale of the Fosterville and Stawell mines provided a more reliable estimate of the fair value of the net assets held for sale at the acquisition date, resulting in an adjustment to assets held for sale and goodwill within the preliminary allocation of the purchase price. In addition, the finalization of Northgate’s final tax return resulted in revisions to previously estimated amounts for current and deferred income taxes and long-term income taxes recoverable that were included in the preliminary allocation of the purchase price. These revisions resulted in an adjustment to receivables, other long-term assets, the deferred tax liability and goodwill within the preliminary allocation of the purchase price. These adjustments and reclassifications did not have an impact on net earnings for the three and six months ended June 30, 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

As a result of adjusting the preliminary allocation of the purchase price, the comparative December 31, 2011 balance sheet has been revised as follows:

	Preliminary	Adjustments	Revised
Cash and cash equivalents (1)	$123,244	$-	$123,244
Receivables	34,039	(930)	33,109
Investments	802	-	802
Inventories	7,545	-	7,545
Prepaids and deposits	2,765	-	2,765
Other long-term assets	56,093	(439)	55,654
Property, plant and equipment and mining interests	1,059,784	-	1,059,784
Intangible assets	17,958	-	17,958
Assets held for sale	148,463	(12,480)	135,983
Trade payables and accrued liabilities	(72,790)	-	(72,790)
Current income tax liability	(3,625)	-	(3,625)
Long-term debt and equipment financing obligations	(162,991)	-	(162,991)
Option component of convertible senior notes	(43,459)	-	(43,459)
Provisions	(28,977)	-	(28,977)
Deferred income tax liability	(247,811)	(5,063)	(252,874)
Liabilities associated with assets held for sale	(64,484)	-	(64,484)
Goodwill	222,781	18,912	241,693
	$1,049,337	$-	$1,049,337

(1)	At October 26, 2011, subsidiaries included in discontinued operations held cash of $22,996.

4.	Discontinued operations

(a)	Australian operations

As a result of the acquisition of Northgate, the Company acquired the Fosterville and Stawell mines located in the state of Victoria, Australia. From the date of acquisition, the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) met the criteria to be classified as a disposal group held for sale. On May 4, 2012 the Company completed the sale of the Australian operations to Crocodile Gold. The consideration was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and payments based on the future life-of-mine free cash flows from the Fosterville and Stawell mines. Once the cumulative free cash flow generated subsequent to closing has reached CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million. The Australian operations have been presented as discontinued operations within these condensed consolidated financial statements.

During the three months ended March 31, 2012, the Company recognized an impairment charge of $22,857 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration less costs to sell expected to be transferred in the transaction, measured at March 31, 2012. The impairment charge has been included in net earnings from discontinued operations in the Condensed Consolidated Statement of Operations for the six months ended June 30, 2012.

During the three months ended June 30, 2012, the Company recognized a loss on disposal of $1,736 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration received in the transaction, measured at May 4, 2012. The loss on disposal has been included within net earnings from discontinued operations in the Condensed Consolidated Statement of Operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The major classes of assets and liabilities as well as the estimated fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$10,487
Receivables	2,174
Inventories	20,645
Prepaids and deposits	1,092
Other long-term assets	11,845
Property, plant and equipment & mining interests	106,986
Trade payables and accrued liabilities	(18,449)
Current portion of long-term debt and equipment financing obligations	(5,608)
Current portion of provisions	(11,075)
Long-term debt and equipment financing obligations	(2,386)
Provisions	(15,087)
Net carrying value	$100,624

Cash	$55,242
Crocodile Gold shares	9,642
Retained interest royalty	34,004
Total estimated fair value of consideration received	$98,888

The Company calculated the fair value of the retained interest royalty using a valuation model, which was based on the combined free cash flow expected to be generated by the Fosterville and Stawell mines. This model uses a derivative valuation approach that relies on the gold forward curve, the US dollar to Australian dollar exchange rate forward curve, and the Canadian dollar to Australian dollar exchange rate forward curve to estimate risk-neutral cash flows. The key assumptions used in determining the fair value of these payments were gold prices, operating costs, capital expenditures and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life-of-mine plans developed from technical reports and historical cost experience. In determining the fair value of the retained interest royalty, the Company assumed an average gold price of $1,642 per ounce and a credit-adjusted discount rate of 12.5% . The retained interest royalty is included in intangible assets on the Condensed Consolidated Balance Sheets.

Changes in the assumptions used in determining the fair value of the retained interest royalty at May 4, 2012 would have the following impact on the loss on disposal recognized in net earnings for the three and six months ended June 30, 2012:

5% increase in gold prices	$(5,911)
5% decrease in gold prices	$5,761
1% increase in discount rate	$776
1% decrease in discount rate	$(798)
5% increase in operating costs	$3,682
5% decrease in operating costs	$(3,879)

(b)	El Cubo mine and Guadalupe y Calvo exploration property

On April 15, 2012, the Company entered into a definitive agreement with Endeavour Silver Corp. (“Endeavour”) pursuant to which Endeavour would acquire the Company’s El Cubo mine and Guadalupe y Calvo exploration property (“El Cubo and Guadalupe y Calvo”) through the acquisition of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets. This transaction closed on July 13, 2012. Refer to note 18 for further information. As a result, at June 30, 2012, the El Cubo mine, Guadalupe y Calvo exploration property and their related subsidiaries met the criteria to be classified as a disposal group held for sale. All related assets and liabilities, with the exception of cash, have been presented as held for sale in the Condensed Consolidated Balance Sheets at June 30, 2012. In addition, the financial results of these properties have been presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the three and six months ended June 30, 2012 and 2011. The El Cubo mine had previously been reported in the Mexico operating segment and the Guadalupe y Calvo exploration property had previously been reported in Corporate and other.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The major classes of assets and liabilities held for sale were as follows as at June 30, 2012:

Receivables	$3,648
Inventories	5,884
Property, plant and equipment & mining interests	222,546
Other assets	125
Assets held for sale	$232,203

Trade payables and accrued liabilities	$(3,852)
Current portion of other long-term liabilities	(792)
Other long-term liabilities	(1,992)
Provisions	(2,230)
Deferred income tax liability	(52,689)
Liabilities associated with assets classified as held for sale	$(61,555)

(c)	Results from discontinued operations

The results of these discontinued operations are presented as net earnings / (loss) from discontinued operations in the Condensed Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows. Comparative periods have been adjusted accordingly.

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Net earnings / (loss) from discontinued operations:
Australian operations
Revenue from mining operations	$22,381	$-	$87,267	$-
Cost of goods sold	(16,496)	-	(57,288)	-
General and administrative	(102)	-	(495)	-
Exploration and business development	-	-	(911)	-
Impairment charge	-	-	(22,857)	-
Earnings from operations	5,783	-	5,716	-
Foreign exchange loss	(58)	-	(14)	-
Other income	35	-	92	-
Earnings before income taxes prior to disposition	5,760	-	5,794	-
Income tax expense	-	-	-	-
Net earnings prior to disposition	5,760	-	5,794	-
Loss on disposal	(1,736)	-	(1,736)	-
Income tax impact of disposal	229	-	229	-
Reclassification of foreign exchange loss on translation from other comprehensive income	(2,199)	-	(2,199)	-
Net earnings	$2,054	$-	$2,088	$-

El Cubo and Guadalupe y Calvo
Revenue from mining operations	$10,129	$-	$29,172	$-
Cost of goods sold	(8,486)	(3,799)	(22,921)	(11,480)
General and administrative	(331)	(674)	(693)	(919)
Earnings / (loss) from operations	1,312	(4,473)	5,558	(12,399)
Foreign exchange gain / (loss)	2,985	(735)	(3,125)	(2,246)
Other expense	(168)	(95)	(183)	(135)
Earnings / (loss) before income taxes	4,129	(5,303)	2,250	(14,780)
Income tax (recovery) / expense	(954)	(967)	1,240	(2,656)
Net earnings / (loss)	$5,083	$(4,336)	$1,010	$(12,124)

Net earnings / (loss) from discontinued operations	$7,137	$(4,336)	$3,098	$(12,124)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Net decrease in cash and cash equivalents from discontinued operations:
Australian operations
Operating cash flows	$2,817	$-	$25,958	$-
Investing cash flows	(6,380)	-	(25,744)	-
Financing cash flows	(531)	-	(2,103)	-
Effect of foreign exchange on cash	(231)	-	31	-
Net decrease in cash and cash equivalents	$(4,325)	$-	$(1,858)	$-

El Cubo and Guadalupe y Calvo
Operating cash flows	$(962)	$(6,354)	$4,822	$(18,723)
Investing cash flows	(6,373)	(1,363)	(12,417)	(2,465)
Financing cash flows	-	-	-	-
Effect of foreign exchange on cash	(164)	2	(25)	100
Net decrease in cash and cash equivalents	$(7,499)	$(7,715)	$(7,620)	$(21,088)

Net decrease in cash and cash equivalents from discontinued operations	$(11,824)	$(7,715)	$(9,478)	$(21,088)

5.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	June 30	December 31
	2012	2011
Cash	$53,932	$168,391
Cash equivalents	2,093	11,053
	$56,025	$179,444

Cash equivalents are short-term investments that represent the Company’s investments in three-month Government of Mexico treasury bills and other similar instruments.

At June 30, 2012, the Company had issued letters of credit totaling $2,453 (December 31, 2011 - $2,458) against one of the Company’s bank accounts.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

6.	Investments

			Three months ended		Six months ended
			June 30, 2012		June 30, 2012
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
	June 30	June 30	gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	2012	2012	included in	included in	included in	included in
	Cost	Fair value	OCI	earnings	OCI	earnings

Securities(i)	$170	$60	$(34)	$-	$(39)	$-
Securities(ii)	9,877	6,994	-	(2,586)	-	(2,938)
Warrants(ii)	748	-	-	(4)	-	(13)
	$10,795	$7,054	$(34)	$(2,590)	$(39)	$(2,951)

			Three months ended		Six months ended
			June 30, 2011		June 30, 2011
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
	December 31	December 31	gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	2011	2011	included in	included in	included in	included in
	Cost	Fair value	OCI	earnings	OCI	earnings

Securities(i)	$170	$98	$(1,164)	$3,532	$(1,203)	$3,532
Securities(ii)	7,049	7,767	-	(60)	-	(60)
Warrants(ii)	748	13	-	(412)	-	(858)
	$7,967	$7,878	$(1,164)	$3,060	$(1,203)	$2,614

(i)	Classified as available-for-sale financial assets.
(ii)	Classified as financial assets at fair value through profit or loss.

As part of the consideration received upon the disposition of the Company’s Australian operations on May 4, 2012, the Company received 20 million shares of Crocodile Gold. These shares were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $9,642.

7.	Inventories

	June 30	December 31
	2012	2011
Supplies	$35,615	$32,905
Ore stockpiles	20,901	2,569
Ore in process	160,214	149,817
Finished goods	2,212	3,038
	218,942	188,329
Less: Long-term ore in process	(53,005)	(51,238)
	$165,937	$137,091

As at June 30, 2012, the carrying value of the Ocampo ore in process heap leach inventory exceeded its net realizable value. As a result, the Company recorded a net realizable value adjustment of $14,366. Of this amount, $8,693 was recognized in production costs and $5,673 was recognized in amortization and depletion in the Condensed Consolidated Statements of Operations.

Ore in process inventory at June 30, 2012 included $24,842 related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being amortized into earnings as the related inventory is sold.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

8.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost

At December 31, 2011	$651,708	$638,600	$850,785	$211,251	$2,352,344

Additions	160,639	58,925	37,917	4,454	261,935
Disposals	(6,228)	-	-	-	(6,228)
Reclassifications	-	79,809	(79,809)	-	-
Assets classified as held for sale	(38,428)	(178,979)	(32,491)	(95,289)	(345,187)

At June 30, 2012	$767,691	$598,355	$776,402	$120,416	$2,262,864

Accumulated amortization, depletion and impairment charges

At December 31, 2011	(132,660)	(126,911)	-	(59,973)	(319,544)

Amortization and depletion	(17,015)	(24,382)	-	-	(41,397)
Disposals	3,280	-	-	-	3,280
Impairment charges	-	-	-	(1,537)	(1,537)
Assets classified as held for sale	19,914	50,705	-	57,820	128,439

At June 30, 2012	$(126,481)	$(100,588)	$-	$(3,690)	$(230,759)

Carrying value
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800
At June 30, 2012	$641,210	$497,767	$776,402	$116,726	$2,032,105

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Ocampo	$158,627	$318,968	$22,665	$-	$500,260
El Chanate	39,752	102,141	6,063	-	147,956
Young-Davidson	411,673	76,658	747,674	-	1,236,005
Corporate and other	31,158	-	-	116,726	147,884

At June 30, 2012	$641,210	$497,767	$776,402	$116,726	$2,032,105

Ocampo	$155,906	$287,996	$28,273	$-	$472,175
El Chanate	34,680	94,874	3,901	-	133,455
El Cubo	19,970	123,140	31,882	-	174,992
Young-Davidson	278,512	5,679	786,729	-	1,070,920
Corporate and other	29,980	-	-	151,278	181,258

At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800

During the three months ended June 30, 2012, the Company discontinued its exploration program on the La Bandera exploration property, which is part of the Corporate and other reportable segment. As a result, the Company recognized an impairment charge of $1,537 and a tax recovery of $400, for a net impairment charge of $1,137.

The carrying value of construction in progress at June 30, 2012 was $310,832 (December 31, 2011 - $218,054), including $301,858 (December 31, 2011 - $213,196) relating to the construction of the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totaling $9,235 at June 30, 2012 (December 31, 2011 – $76,931).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

9.	Long-term debt and equipment financing obligations

On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million. The expanded credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. The financial covenants associated with this expanded facility remain unchanged, and there are no operational performance covenants. No payments are due until the maturity date.

During the three and six months ended June 30, 2012, the Company received proceeds of $41,410 and $66,410, respectively, from the revolving credit facility and $2,781 and $5,882, respectively, from equipment financing arrangements.

10.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

The Company’s shares have no par value. Issued and outstanding:

	June 30, 2012		June 30, 2011
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	281,605,752	$2,301,419	138,864,315	$881,960
Shares issued on acquisition of Capital Gold Corporation	-	-	32,796,771	343,886
Change of control shares issued on acquisition of Capital Gold Corporation	-	-	381,014	3,839
Shares issued as payment for acquisition-related services	-	-	260,000	2,704
Shares issued through employee share purchase plan	105,137	893	38,153	339
Shares issued on redemption of deferred share units	30,279	278	-	-
For cash pursuant to exercise of stock options	116,065	547	479,814	2,384
Fair value of share-based compensation	-	680	21,359	3,295

Balance, end of period	281,857,233	$2,303,817	172,841,426	$1,238,407

(b)	Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The maximum number of common shares that may be reserved for issuance under the plan is 6% of the common shares outstanding (on a non-diluted basis). The maximum number of common shares that may be reserved for issuance to any one person on the exercise of options granted under the plan is 5% of the common shares outstanding on the most recent grant date (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of four years or as determined by the Company’s Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the year was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	June 30	June 30
	2012	2011
Dividend yield	0%	0%
Expected volatility	59.20%	63.31%
Risk free interest rate	1.44%	2.36%
Expected life	4.27 years	4.03 years
Exercise price	$9.14	$8.96
Share price	$9.24	$8.97
Grant date fair value	$4.41	$4.35

Expected volatility was determined based on historical share price volatility.

	June 30, 2012		June 30, 2011
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	9,088,553	$8.93	4,425,360	$9.40
Granted	546,268	$9.11	1,288,603	$6.90
Forfeited	(177,500)	$10.08	(116,250)	$9.18
Expired	(493,633)	$17.00	(465,777)	$10.44
Exercised	(116,065)	$4.78	(479,814)	$5.16
Outstanding, end of period	8,847,623	$8.52	4,652,122	$9.17
Options exercisable, end of period	5,628,980	$8.11	2,474,122	$9.75

During the six months ended June 30, 2012, employees, consultants, officers and directors of the Company exercised 116,065 options (six months ended June 30, 2011 – 479,814) for total proceeds of $549 (six months ended June 30, 2011 - $2,299). The weighted average share price at the date of exercise for stock options exercised during the six months ended June 30, 2012 was $9.13 (six months ended June 30, 2011 - $9.84) .

Set forth below is a summary of the outstanding options to purchase common shares as at June 30, 2012:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.01 - 4.50	439,751	$2.83	3.53	439,751	$2.83
$4.51 - 5.50	18,250	$5.29	3.86	18,250	$5.29
$5.51 - 6.00	117,968	$5.82	3.01	117,968	$5.82
$6.01 - 6.50	315,000	$6.32	2.60	255,000	$6.33
$6.51 - 7.00	821,000	$6.86	3.71	624,000	$6.84
$7.01 - 7.50	589,417	$7.26	2.81	449,417	$7.22
$7.51 - 9.00	2,264,499	$8.11	4.73	1,584,624	$8.04
$9.01 - 9.50	1,586,500	$9.33	4.71	454,000	$9.42
$9.51 - 10.00	1,283,168	$9.75	4.54	1,009,400	$9.79
$10.01 - 10.50	210,000	$10.10	5.83	50,000	$10.09
$10.51 - 11.00	317,375	$10.89	5.71	42,375	$10.57
$11.01 - 16.00	884,695	$11.52	3.31	584,195	$11.40
Total	8,847,623			5,628,980

(c)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three and six months ended June 30, 2012, the Company recognized $138 and $314 as expense (three and six months ended June 30, 2011 - $72 and $147) related to this plan. At June 30, 2012, all of the Q2 2012 expense was payable by the Company (December 31, 2011 - $179).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(d)	Deferred share unit plan

The Company has a Deferred Share Unit (“DSU”) plan which provides an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s volume-weighted average closing price of the last five days immediately preceding the grant date. A total of 34,640 DSUs (six months ended June 30, 2011 – 18,375) with a grant date fair value of $304 (six months ended June 30, 2011 - $192) were granted and vested during the six months ended June 30, 2012. In addition, a total of 30,279 DSUs were redeemed during the six months ended June 30, 2012. At June 30, 2012, 253,116 DSUs were vested and outstanding (December 31, 2011 – 248,755).

11.	Earnings from operations

Earnings from operations includes the following expenses presented by function:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Cost of sales	$53,656	$46,226	$96,316	$76,517
General and administrative	10,777	9,237	24,294	16,839
Exploration and business development	2,568	9,159	3,209	10,101
	$67,001	$64,622	$123,819	$103,457

General and administrative expense for the three and six months ended June 30, 2012 includes $1,693 and $3,836, respectively, in site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage (three and six months ended June 30, 2011 - $nil). Exploration and business development for the three and six months ended June 30, 2012 includes an impairment charge of $1,537 (three and six months ended June 30, 2011 - $nil).

12.	Other income / (expense)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Unrealized loss on investments	$(2,590)	$(472)	$(2,619)	$(962)
Realized gain / (loss) on sale of investments	-	3,532	(332)	3,532
Unrealized gain / (loss) on derivative liabilities	896	(2,017)	1,193	(2,017)
Fair value adjustment on option component of convertible senior notes	9,618	-	(4,184)	-
Loss on extinguishment of debt	(2,406)	-	(2,406)	-
Interest income	757	397	1,756	1,042
Amortization of deferred gain	387	457	844	914
Other	114	(17)	90	(5)
	$6,776	$1,880	$(5,658)	$2,504

13.	Income taxes

The current income tax expense recognized during the three and six months ended June 30, 2012 is based on the Company’s best estimate of the weighted average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

14.	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and six months ended June 30, 2012. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011

Net earnings from continuing operations	$14,947	$28,859	$20,339	$48,433
Dilution adjustments:
Convertible senior notes	(9,618)	-	-	-
Diluted net earnings from continuing operations	5,329	28,859	20,339	48,433
Net earnings / (loss) from discontinued operations	7,137	(4,336)	3,098	(12,124)
Diluted net earnings	$12,466	$24,523	$23,437	$36,309

Basic weighted average shares outstanding	282,071,487	167,826,738	282,010,497	153,541,571
Dilution adjustments:
Stock options	602,534	528,727	731,743	579,444
Convertible senior notes	14,932,634	-	-	-
Diluted weighted average shares outstanding	297,606,655	168,355,465	282,742,240	154,121,015

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and six months ended June 30, 2012 because their effect would have been anti-dilutive:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Stock options	5,606,038	3,219,496	5,356,038	3,239,496
Warrants issued	1,585,000	2,250,000	1,585,000	2,250,000
Convertible senior notes	-	-	14,932,634	-

15.	Supplemental cash flow information

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
Items not affecting cash:	2012	2011	2012	2011
Amortization and depletion	$17,943	$13,255	$30,992	$24,192
Unrealized foreign exchange (gain) / loss	(6,539)	574	6,537	770
Share-based compensation, net of forfeitures	1,240	1,116	3,063	2,353
Deferred income tax expense / (recovery)	2,392	(1,877)	(5,422)	(1,158)
Impairment charge	1,537	-	1,537	-
Unrealized loss on investments	2,590	472	2,619	962
Realized (gain) / loss on sale of investments	-	(3,532)	332	(3,532)
Acquisition-related costs paid by issuance of warrants and shares	-	7,316	-	7,316
Unrealized (gain) / loss on derivative liabilities	(896)	2,017	(1,193)	2,017
Fair value adjustment on option component of convertible senior notes	(9,618)	-	4,184	-
Loss on extinguishment of debt	1,897	-	1,897	-
Other non-cash items	(548)	581	(1,329)	631
	$9,998	$19,922	$43,217	$33,551

Change in non-cash operating working capital:
Receivables	$(3,728)	$3,156	$(6,166)	$6,393
Prepaids and deposits	(119)	331	(528)	(195)
Inventories	(3,735)	2,638	(12,324)	1,779
Trade payables and accrued liabilities	(3,519)	(265)	(3,853)	384
Current income tax liability	1,124	6,126	12,011	17,443

	$(9,977)	$11,986	$(10,860)	$25,804

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
Supplemental information:	2012	2011	2012	2011
Interest paid	$1,349	$552	$5,286	$1,058
Income taxes paid	$5,716	$13,355	$20,030	$13,355

Non-cash transactions:
Acquisition of Capital Gold Corporation through issuance of shares and options	$-	$352,931	$-	$352,931
Receipt of common shares upon disposition of Australian operations	$9,642	$-	$9,642	$-
Unwinding of discount on convertible notes capitalized to mining interests	$759	$-	$1,518	$-
Interest payable capitalized to mining interests	$1,511	$-	$1,643	$-
Mine construction financed through non-cash operating working capital	$(16,636)	$-	$(9,937)	$-
Acquisition of assets through finance leases	$900	$-	$900	$-

16.	Financial instruments and risk management

Fair values of financial instruments

IFRS 7, Financial Instruments: Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.
-	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of equity securities owned by the Company are based on quoted market prices for the identical security (Level 1). The Company’s fair value estimates for derivative contracts are based on quoted market prices for comparable contracts (Level 2). These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The following table outlines the Company’s financial assets and liabilities measured at fair value within the fair value hierarchy:

	June 30, 2012		December 31, 2011
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$56,025	$-	$179,444	$-
Financial assets at fair value through profit or loss
Equity investments	6,994	-	7,767	-
Warrants held	-	-	-	13
Available-for-sale financial assets
Equity investments	60	-	98	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes	-	(24,265)	-	(20,081)
Currency forwards	-	(4,443)	-	(9,637)
Warrants issued	-	(1,656)	-	(883)
	$63,079	$(30,364)	$187,309	$(30,588)

Due to their short-term maturities, the fair value of short-term investments within cash and cash equivalents approximates their carrying amount.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

The fair value of forward contracts is determined using forward pricing spreads in effect at the balance sheet date. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The Company calculates the fair value of the option component of convertible senior notes using a valuation model, which uses inputs, including the Company’s share price, share price volatility, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions as of June 30, 2012:

Volatility	30.70%
Credit spreads	4.00%

Changes in these assumptions would have the following impact on net earnings for the three and six months ended June 30, 2012:

5% increase in volatility	$(4,865)
5% decrease in volatility	$4,910
0.5% increase in credit spreads	$(884)
0.5% decrease in credit spreads	$870

Foreign currency exchange rate risk

As at June 30, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $48,267 at exchange rates ranging from 12.19 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between July 1, 2012 and September 30, 2013. These contracts had a negative fair value of $4,443 at June 30, 2012 (June 30, 2011 – positive fair value of $539), all of which has been recognized in other comprehensive income, with an associated tax impact of $587 (June 30, 2011 – $nil). Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost.

A forward contract was settled during the three months ended June 30, 2012, resulting in a loss of $1,213. The recognition of this hedging loss resulted in a $333 increase in production costs, a $370 increase in inventory, a $70 increase in general and administrative costs, and a $440 increase in mineral properties. Two forward contracts were settled during the six months ended June 30, 2012, resulting in a loss of $1,795. The recognition of this hedging loss resulted in a $536 increase in production costs, a $470 increase in inventory, a $110 increase in general and administrative costs, and a $679 increase in mineral properties.

A forward contract was settled during the three months ended June 30, 2011, resulting in a gain of $933. The recognition of this hedging gain resulted in a $337 decrease in production costs, a $99 decrease in inventory, a $58 decrease in general and administrative costs, and a $439 decrease in mineral properties. Two forward contracts were settled during the six months ended June 30, 2011, resulting in a gain of $1,597. The recognition of this hedging gain resulted in a $589 decrease in production costs, a $191 decrease in inventory, a $94 decrease in general and administrative costs, and a $723 decrease in mineral properties.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

17.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments after aggregation and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

− Mexico: Ocampo mine and El Chanate mine
− Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. Discontinued operations consist of the Fosterville mine and Stawell mine in Australia, as well as the El Cubo mine and Guadalupe y Calvo exploration property in Mexico. Refer to note 4 for further information on the Company’s discontinued operations.

The following are the operating results by reportable segment:

	Three months ended June 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$81,141	$-	$-	$81,141	$32,510

Production costs, excluding amortization & depletion	35,272	-	-	35,272	24,394
Refining costs	441	-	-	441	136
Amortization and depletion	17,717	-	226	17,943	452
General and administrative	2,487	-	8,290	10,777	433
Exploration and business development	-	-	1,031	1,031	-
Impairment charge	-	-	1,537	1,537	-
	55,917	-	11,084	67,001	25,415
Earnings / (loss) from operations	$25,224	$-	$(11,084)	$14,140	$7,095
Expenditures on property, plant and equipment, mining interests & intangible assets	$37,857	$99,743	$3,021	$140,621	$12,753

	Three months ended June 30, 2011
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$112,904	$-	$-	$112,904	$-

Production costs, excluding amortization & depletion	32,398	-	-	32,398	-
Refining costs	573	-	-	573	-
Mine standby costs	-	-	-	-	3,591
Amortization and depletion	13,094	-	161	13,255	208
General and administrative	3,462	-	5,775	9,237	674
Exploration and business development	-	-	9,159	9,159	-
	49,527	-	15,095	64,622	4,473
Earnings / (loss) from operations	$63,377	$-	$(15,095)	$48,282	$(4,473)
Expenditures on property, plant and equipment, mining interests & intangible assets	$32,775	$-	$179	$32,954	$1,363

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Six months ended June 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$174,549	$-	$-	$174,549	$116,439

Production costs, excluding amortization & depletion	64,463	-	-	64,463	77,459
Refining costs	861	-	-	861	424
Amortization and depletion	30,708	-	284	30,992	2,326
General and administrative	5,448	-	18,846	24,294	1,188
Exploration and business development	-	-	1,672	1,672	911
Impairment charge	-	-	1,537	1,537	22,857
	101,480	-	22,339	123,819	105,165
Earnings / (loss) from operations	$73,069	$-	$(22,339)	$50,730	$11,274
Expenditures on property, plant and equipment, mining interests & intangible assets	$76,518	$200,094	$4,211	$280,823	$38,161

	Six months ended June 30, 2011
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$183,217	$-	$-	$183,217	$-

Production costs, excluding amortization & depletion	51,391	-	-	51,391	-
Refining costs	934	-	-	934	-
Mine standby costs	-	-	-	-	11,146
Amortization and depletion	23,888	-	304	24,192	334
General and administrative	5,918	-	10,921	16,839	919
Exploration and business development	-	-	10,101	10,101	-
	82,131	-	21,326	103,457	12,399
Earnings / (loss) from operations	$101,086	$-	$(21,326)	$79,760	$(12,399)
Expenditures on property, plant and equipment, mining interests & intangible assets	$59,196	$-	$344	$59,540	$2,465

The following are total assets by reportable segment:

			Discontinued	Corporate
	Mexico(1)	Canada	operations	and other(1)	Total
Total assets at June 30, 2012	$1,124,397	$1,579,966	$232,203	$276,805	$3,213,371
Total assets at December 31, 2011	$1,304,087	$1,386,217	$167,623	$321,152	$3,179,079

(1)

The Mexico reportable segment and Corporate and other includes assets of the El Cubo mine and Guadalupe y Calvo exploration property at December 31, 2011, respectively, as these assets were not classified as held for sale until the second quarter of 2012.

The Company’s revenue is derived from the sale of gold and silver in Mexico and Australia, as disclosed in the tables above. The Company sells all gold and silver produced to four customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

18.	Events after the reporting period

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property to Endeavour. On closing, the Company received $100,000 in cash and 11,037,528 Endeavour common shares. The Company is also entitled to receive up to $50,000 in contingent payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. Refer to note 4 for further information.